CERTIFICATE OF AMENDMENT
OF SECOND RESTATED CERTIFICATE OF INCORPORATION
OF VISTA MEDICAL TECHNOLOGIES, INC.

(Pursuant to Section 242 of the

Delaware General Corporation Law)

Vista Medical Technologies, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, by its duly authorized officers, does hereby certify:

FIRST:  That the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to effect a reverse stock split (the “Reverse Split”) of the Corporation’s Common Stock at a ratio of 1 share for  4 shares of Common Stock.  To this end, the Board of Directors has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Restated Certificate of Incorporation to reclassify, change, and convert each four (4) outstanding shares of the Corporation’s Common Stock, par value $0.01 per share, into one (1) share of Common Stock, par value $0.01 per share; and (ii) declaring such amendment to be advisable for the Company and its stockholders and within the discretion granted to the Board of Directors by the stockholders.

SECOND:  That the stockholders of the Corporation have authorized and approved the Reverse Split in accordance with Section 216 of the Delaware General Corporation Law.

THIRD:  That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FOURTH:  That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH:  That at 12:01 a.m. Eastern Time on August 17, 2001, this Certificate of Amendment of Second Restated Certificate of Incorporation shall become effective, and at such time section (A) of Article IV of the Second Restated Certificate of Incorporation shall be amended such that, as amended, said section shall read in its entirety as follows:

                “(A)                This Corporation is authorized to issue two classes of stock, denominated “Common Stock” and “Preferred Stock.”  The Common Stock shall have a par value of $0.01 per share and the Preferred Stock shall have a par value of $0.01 per share.  The total number of shares of Common Stock that this Corporation is authorized to issue is Thirty-Five Million (35,000,000), and the total number of shares of Preferred Stock that this Corporation is authorized to issue is Five Million (5,000,000), which shares of Preferred Stock shall be undesignated as to series.  Upon this amendment of this Article IV (the “Effective Time”), each four (4) shares of the Common Stock, par value $0.01 per share, of the Corporation issued and outstanding or held in treasury shall be reclassified as and changed into one (1) share of Common Stock, par value $0.01 per share, of the Corporation, without any action by the holders thereof.  Each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by four (4) shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by the sale price of the Common Stock as last reported on The Nasdaq SmallCap Market on the day immediately prior to the Effective Time.”

            IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Second Restated Certificate of Incorporation to be executed by John R. Lyon, its Chief Executive Officer and President, this 14th day of August, 2001.

VISTA MEDICAL TECHNOLOGIES, INC.

By:
John R. Lyon
Chief Executive Officer and President